UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                  SCHEDULE 13D
                                (Rule 13d - 101)
                               (Amendment No. 1)*


                          INFORMATION TO BE INCLUDED IN
                   STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                       AND AMENDMENTS THERETO PURSUANT TO
                                  RULE 13d-2(a)


            DIRECTPLACEMENT, INC. (formerly, PPI CAPITAL GROUP, INC.)
            ---------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    25459F109
                                 --------------
                                 (CUSIP Number)


                Alan N. Forman, Berlack, Israels & Liberman, LLP
                 120 West 45th Street, New York, New York 10036
      --------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)


                                December 21, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 25459F109                                            Page 2 of 7 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:      Brian M. Overstreet
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States and Canada
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               4,190,625
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           768,750
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     2,690,625
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       768,750
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,959,375
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 25459F10 9                                           Page 3 of 7 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:      Midori USA Corporation
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         SC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           768,750
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       768,750
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         768,750
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement is being filed jointly by Brian M. Overstreet and Midori USA Corporation ("Midori"). The filers of this statement are collectively referred to as the "Group" or "Reporting Persons."

         This statement relates to the Common Stock, $.0001 par value per share ("Common Stock"), of DirectPlacement, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 3655 Nobel Drive, Suite 540, San Diego, California 92122.

Item 2.  Identity and Background.

         (a)  This statement is filed by (i) Brian M. Overstreet and (ii)
Midori.

         (b) The business address of Brian M. Overstreet is 3655 Nobel Drive, Suite 540, San Diego, California 92122.

              The business address of Midori is c/o DirectPlacement, Inc., 3655 Nobel Drive, Suite 540, San Diego, California 92122.

         (c) Mr. Overstreet is a member of the Board of Directors and President and Chief Executive Officer of the Issuer. The Issuer analyzes and disseminates information pertaining to the private placement market and through its wholly-owned subsidiary, DP Securities, Inc., is engaged in the private placement of equity securities (or securities exercisable or exchangeable for, or convertible into, equity securities) by publicly traded entities. The Issuer is located at the address set forth in 2(b) above. Midori is a Delaware corporation that holds securities of the Issuer. Midori is located at the address set forth in 2(b) above.

         (d) No member of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No member of the Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member of the Group being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Mr. Overstreet is a citizen of the United States and Canada.

              Midori is incorporated in the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of December 14, 2001, the Issuer, PCS Merger Corp., a Washington corporation and wholly owned subsidiary of the Issuer ("Sub"), PCS Securities, Inc., a Washington corporation, Susanne S. Pruitt and Raymond A. Hill entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which on December 21, 2001 (the "Closing Date"), Sub merged with and into PCS (the "Merger").

         On the Closing Date, the holders of common stock of PCS received an aggregate of 10.5 million shares of the Issuer's Common Stock for all of the issued and outstanding shares of common stock of PCS. Immediately prior to the Merger, Ms. Pruitt owned 51 shares of common stock of PCS and Mr. Hill owned 49 shares of common stock of PCS. By virtue of the Merger, Ms. Pruitt received 5,355,000 shares of the Issuer's Common Stock and Mr. Hill received 5,145,000 shares of the Issuer's Common Stock.

         Pursuant to the Merger Agreement, Ms. Pruitt and Mr. Hill each agreed not to directly or indirectly offer, sell, transfer, loan, pledge, hypothecate, grant any option for the sale of, acquire any option to dispose of, gift or otherwise dispose of (the "Transfer Restrictions") any of the Lock-Up Shares (as defined below) until the Transfer Restrictions are terminated in accordance with the Merger Agreement. The "Lock-Up Shares" means 2,677,500 shares of Issuer's Common Stock received by Ms. Pruitt and 2,572,5000 of Issuer's Common Stock received by Mr. Hill. Pursuant to the Merger Agreement, the Transfer Restrictions shall be removed with respect to twenty percent (20%) of the Lock-Up Shares on each December 31st following the Closing Date commencing on December 31, 2002.

         On the Closing Date, the Issuer, Mr. Overstreet, Midori, Ms. Pruitt and Mr. Hill entered into a voting agreement ("Voting Agreement"), pursuant to which Mr. Overstreet, Midori, Ms. Pruitt and Mr. Hill each agreed to vote, or cause to be voted, the shares of common stock of the Issuer that they beneficially own or any other shares legally or beneficially acquired or controlled after the date of the Voting Agreement, in person or by proxy, in favor of the election of each of Ms. Pruitt, Mr. Hill and Mr. Overstreet at each annual or special meeting of the Issuer's stockholders where the election of directors of the Issuer is considered, and in any written consent of the stockholders executed in lieu of any such meeting(s). Additionally, pursuant to the Voting Agreement, Mr. Overstreet was granted the right to vote 765,000 shares of the Common Stock owned or controlled by Ms. Pruitt and 735,000 shares of the Common Stock owned or controlled by Mr. Hill (the "Shares") on each matter submitted to vote of the stockholders of the Issuer at any annual or special meeting of the Issuer's stockholders, or in any written consent stockholders executed in lieu of any such meetings. The Voting Agreement terminates on December 31, 2006.

         As previously reported, Mr. Overstreet owns 2,690,625 shares of the Issuer's Common Stock by virtue of the merger between DP Merger Corp, with and into the Issuer on June 11, 2001, and his surrender of 8,071,875 shares of the Issuer pursuant to a stock exchange.

         As previously reported, Midori owns 768,750 shares of the Issuer's Common Stock by virtue of the merger between DP Merger Corp, with and into the Issuer on June 11, 2001, and its surrender of 2,306,250 shares of the Issuer pursuant to a stock exchange.

Item 4.  Purpose of Transaction.

         The Merger was consummated in order to complete the acquisition of the business of PCS. See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

         Mr. Overstreet beneficially owns 4,959,375 shares of the Issuer's Common Stock, including (i) 768,750 shares of Common Stock beneficially owned by Midori, (ii) 765,000 shares of Common Stock beneficially owed by Ms. Pruitt (by virtue of the voting rights granted to Mr. Overstreet under the Voting Agreement) and (iii) 735,000 shares of Common Stock beneficially owned by Mr. Hill (by virtue of the voting rights granted to Mr. Overstreet under the Voting Agreement). Based upon 22,757,856 shares of Common Stock outstanding as of December 21, 2001, Mr. Overstreet beneficially owns 21.8% of the shares of Common Stock outstanding. Mr. Overstreet has sole power to vote 4,190,625 shares of Issuer's Common Stock including 765,000 shares of Common Stock beneficially owed by Ms. Pruitt and 735,000 shares of Common Stock beneficially owned by Mr. Hill. Mr. Overstreet has the sole power to direct the disposition of 2,690,6250 shares of Issuer's Common Stock and the shared power to vote and direct the disposition of the 768,750 shares of Issuer's Common Stock owned by Midori. Mr. Overstreet is the Managing Director and sole signatory of Midori. Midori is a wholly owned subsidiary of Midori Securities Corporation, a Turks & Caicos corporation, which in turn, is wholly owned by the Greencastle Trust, a Bermuda based trust established in 1995 and administered in Zurich, Switzerland by Swisspartners Investment Network (the "Trust"). Mr. Overstreet is the sole protector of the Trust and is authorized to appoint and remove the trustees of the Trust.

         Midori beneficially owns 768,750 shares of the Issuer's Common Stock, or 3.4% of the shares of Common Stock immediately following the Merger. Midori does not have sole voting power or sole dispositive power with respect to shares of Common Stock beneficially owned by it. Midori shares the power to vote and direct the disposition of 768,750 shares of Common Stock with Mr. Overstreet.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 above.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of December 14, 2001, by and among DirectPlacement, Inc., PCS Merger Corp., PCS Securities, Inc., Susanne S. Pruitt and Raymond A. Hill, III.

         2. Voting Agreement, dated as of December 21, 2001, by and among DirectPlacement, Inc., Susanne S. Pruitt, Raymond A. Hill, III, Brian M. Overstreet and Midori USA Corporation.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 31, 2001
         -----------------
         (Date)



                                       /s/ BRIAN M. OVERSTREET
                                       -----------------------------
                                       Brian M. Overstreet



                                       MIDORI USA CORPORATION



                                       By: /s/ BRIAN M. OVERSTREET
                                       -----------------------------
                                       Name: Brian M. Overstreet
                                       Title: Managing Director